Mail Stop 3561

March 25, 2008

Ron Johnson
Chief Executive Officer
Mortgage Assistance Center Corporation
1341 W. Mockingbird Lane
Suite 1200 W
Dallas, TX 75247

> **Re:** **Mortgage Assistance Center Corporation**
> **Form 10-KSB / Supplemental Response for Fiscal Year Ended**
> **December 31, 2006**
> **Filed December 14, 2007**
> **Form 10-QSB for the Quarter Ended**
> **September 30, 2007**
> **Filed November 14, 2007**
> **File No. 000-21627**

Dear Mr. Johnson,

We issued comments to you on the above captioned filings on March 11, 2008. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by April 8, 2008 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by April 8, 2008, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm

You may contact Ethan Horowitz, Staff Accountant, at (202) 551-3311 or Angela Halac, Staff Accountant, at (202) 551-3398 if you have questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Health Care Services